Mail Stop 3561

April 4, 2008

Khaled Haram
Senior Vice President and CFO
Handleman Company
500 Kirts Boulevard
Troy, MI 48084-5225

      RE: Handleman Company
              Item 4.01 Form 8-K filed March 26, 2008 as amended April 2, 2008
              File No. 1-7923

Dear Mr. Haram:

    We have completed our review of the above referenced filings and have no further comments at this time.

                   Sincerely,

                   Michael Moran
                   Branch Chief